1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 25, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-225152; 811-22472

Dear Mr. Minore:

We are writing in response to telephonic comments provided on July 25, 2018 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on July 24, 2018 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please confirm that the base prospectus that will be filed pursuant to Rule 497 will include additional disclosure to the section entitled “Plan of Distribution” stating that the transferable subscription rights offered by means of this prospectus and applicable prospectus supplement, including any related over-subscription privilege and any follow-on offering, if applicable, may be convertible or exchangeable into shares of common stock at a ratio not to exceed one share of common stock received for every three rights converted, exercised or exchanged on an aggregate basis such that the exercise of all rights in any transferable subscription rights offering will not cumulatively result in more than a 33 1/3 percentage increase in the outstanding shares of common stock of the Fund.

Response 1. The Fund hereby confirms that the base prospectus that will be filed pursuant to Rule 497 will include additional disclosure to the section entitled “Plan of Distribution” stating that the transferable subscription rights offered by means of this prospectus and applicable prospectus supplement, including any related over-subscription privilege and any follow-on offering, if applicable, may be convertible or exchangeable into shares of common stock at a ratio not to exceed one share of common stock received for every three rights converted, exercised or exchanged on an aggregate basis such that the exercise of all rights in any transferable subscription rights offering will not cumulatively result in more than a 33 1/3 percentage increase in the outstanding shares of common stock of the Fund.

Mr. Dominic Minore July 25, 2018 Page 2

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai